SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CORPORATE TAXPAYER’S ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND THIRTY-NINTH

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

VENUE: Rua Coronel Dulcídio nº 800, in the city of Curitiba, state of Paraná. 2. DATE AND TIME: November 10, 2015 – 1:30 p.m. 3. PRESIDING BOARD: FERNANDO XAVIER FERREIRA – Chairman, LUIZ FERNANDO LEONE VIANNA – Executive Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

I.	Presentation of the Quarterly Financial Information form for the third quarter of 2015;
II.	Approval of the transfer of assets from Copel (Holding) to Copel Geração e Transmissão S.A.;
III.	Approval of amendment to the physical-financial schedule of SPC Guaraciaba Transmissora de Energia S.A.;
IV.

Presentation of report made by the Audit Committee on the Company’s participation in Specific Purpose Company (SPC), weaknesses found during Company’s Internal Audit, diagnosis of Copel’s businesses, and initiatives aimed at the compliance with the Anticorruption Law;

V.	Approval of calendar of Board’s meetings, namely: March 15, 2016; April 13, 2016; May 11, 2016; August 10, 2016; November 9, 2016; and December 14, 2016; and
VI.	Presentation of information on the Company’s Corporate Budget.

5. ATTENDANCE: FERNANDO XAVIER FERREIRA – Chairman; LUIZ FERNANDO LEONE VIANNA – Executive Secretary; CARLOS HOMERO GIACOMINI; HÉLIO MARQUES DA SILVA; HENRIQUE AMARANTE COSTA PINTO; JOSÉ RICHA FILHO; MARLOS GAIO; and MAURÍCIO BORGES LEMOS.

This is a free English translation of the original minutes of the 139th Extraordinary Meeting of Copel's Board of Directors drawn up in the Company’s Book no. 8.

LUIZ FERNANDO LEONE VIANNA

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 12, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.